October 22, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (SEC File No. 333-139525)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the underwriters, hereby join in the request of FGX International Holdings Limited that the effective date of such Registration Statement be accelerated so that it will be declared effective at 4 p.m., Eastern time, on October 24, 2007 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, please be advised that between October 4, 2007 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated October 4, 2007 (the “Preliminary Prospectus”):

Recipient	No. of Copies
Prospective Underwriters	473
Dealers	0
Institutional Investors	1,980
Others	801
Total	3,254

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, WILLIAM BLAIR & COMPANY, L.L.C. SUNTRUST ROBINSON HUMPHREY, INC. As representative of the several underwriters William Blair & Company, L.L.C.
By:	/s/ Tim Gottfried
	Name:	Tim Gottfried
	Title:	Vice President

SunTrust Robinson Humphrey, Inc.
By:	/s/ Charles D. Hurt III
	Name:	Charles D. Hurt III
	Title:	Director

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